DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

June 8, 2007

Mr. Elliot Staffin
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Irish Life & Permanent plc - File No. 82-35072
Application for the Rule 12g3-2(b) Exemption

Dear Mr. Staffin:

On behalf of Irish Life & Permanent plc (the "Company"), a company organized under the laws of the Republic of Ireland, we hereby furnish this amendment (the "Amendment") to the Company's original application for the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), made to the Securities and Exchange Commission (the "SEC") on February 22, 2007. The Company received an acknowledgement from the SEC on April 30, 2007 that the exemption had been granted.

The purpose of this Amendment is to inform the SEC that, pursuant to Rule 12g3-2(f)(1) of the Exchange Act, the Company intends to publish the information required under Rule 12g3-2(b)(1)(iii) of the Exchange Act on its Internet web site rather than furnish that information in hard copy to the SEC. The Company intends that all of this information will be published in English. As required by Rule 12g3-2(f)(2) of the Exchange Act, the Company intends to publish this information at:

http://www.irishlifepermanent.ie/ipm/ir/finannounce/rns/

The Company has informed us that the information will remain accessible at this web address for five (5) years after the original publication thereof.

If you have any questions or comments please call the undersigned at (212) 259-7098.

Regards,

Sean P. Maloney